

G A M C O
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
dgoldman@gabelli.com
gmaldonado@gabelli.com

May 30, 2013

Mr. William E. Niles
Executive Vice President, General Counsel and Secretary
Ascent Capital Group, Inc.
5251 DTC Parkway
Suite 1000
Greenwood Village, CO 80111

Dear Mr. Niles:

GAMCO Asset Management Inc. ("GAMCO") is delighted that its shareholder proposal, which constituted a non-binding request that the Board of Directors redeem the preferred share purchase rights issued pursuant to the Company's rights agreement, was approved by a majority of the shares of the Company's common stock present at Ascent's annual meeting.

Furthermore, GAMCO is pleased that the Board of Directors intends to take the results of the vote on the shareholder proposal into consideration at its next regularly scheduled meeting. GAMCO looks forward to hearing what action the Board of Directors decides to take on the majority approved shareholder proposal.

Sincerely,

David Goldman
General Counsel

DG:gm